

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2007

Via Facsimile (202)626-1930 and U.S. Mail

Richard Schaberg
Thacher, Proffitt & Wood LLP
1700 Pennsylvania Avenue, N.W.
Washington, D.C. 20006

RE: Union Bankshares Company
          Schedule 14A
          Filed April 12, 2007
          File No.

Dear Mr. Schaberg:

        We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We understand that the company intends to file amended materials to reflect a new meeting and record date and to include additional proposals and information related to a potential election contest. Please note that we may have further comment upon review of the revised materials.

2.   Please file the form of proxy card with the revised materials.

3.   We note that the company failed to timely file Current Reports on Form 8-K to report amendments to the company's bylaws. Please advise of the reason for the delay and what, if any, impact the late filing has on shareholders' rights to nominate directors.

Does it have any negative impact on notice requirements? Did the company properly disclose the size of the board in its previous years' proxy materials?

Proxy Statement

Security Ownership of Management, page 5

4.   The compensation table identifies Messr. Winters as a "named executive officer." Please expand the ownership table to include all named executive officers, including Messr. Winters, or advise.

Compensation of Directors and Executive Officers, page 15

5.   Please advise as to whether the company has provided all the disclosure required by Item 402. In this regard, we note that the compensation discussion and analysis appears to lack any specificity, the summary compensation table includes information for only the most recent year and the document lacks a performance graph. Please review this section for compliance with Item 402 of Regulation S-K.

Salary Continuation Agreements, page 18

6.   Please advise as to whether the company has filed the salary continuation agreements.

Proposal 3, page 23

7.   Please confirm that the proposal requires the affirmative vote of the majority of votes cast. We note that the second to the last paragraph indicates that approval requires the majority vote of the company's shareholders.

Annual Report on Form 10-K

8.   The exhibit index refers to exhibit 13, the company's 2006 annual report. It does not appear that the report has been filed. Please advise.

Closing Information

Please amend your filing promptly to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Pamela Carmody
Special Counsel
Attorney-Advisor
Office of Mergers & Acquisitions